FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2018

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

NOTICE TO THE MARKET

Clarification on CVM/B3 inquiries

São Paulo, February 21, 2018.

To

B3 S.A. – Brasil, Bolsa, Balção

Department of Company Monitoring and Offer of Fixed Income Securities 2

At. Maiara Madureira

With copy to

Securities and Exchange Commission of Brazil – “CVM”

Mr. Fernando Soares Vieira – Companies Relations Superintendent

Mr. Francisco José Bastos Santos – Market and Agents Relations Superintendent

Ref.:   Response to the Official Letter 223/2018-SAE/GAE-2 (“Official Letter”)

Dear Sirs,

Companhia Brasileira de Distribuição, a publicly traded company with head offices in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luis Antônio, 3142, enrolled with the National Taxpayers Registry of the Ministry of Treasury under No. 47.508.411/0001-56 (“CBD” or the “Company”), in compliance with the requests made in the Official Letter indicated hereof dated February 20, 2018, as reproduced below1, hereby clarifies as follows:

Official Letter 223/2018-SAE/GAE-2

“Considering the terms of the notice to the shareholders of 02/19/2018 and the minutes of the BoD of 02/19/2018, we hereby request you to inform, until 02/21/2018, whether the shares issued as a result of the capital increase by means of the stock option plan, will be entitled to all benefits, including dividends and any capital compensation that may be declared by this company.”

In response to the Official Letter, the Company clarifies that the preferred shares issued by the Company, related to the capital increase, within the limit of the authorized capital, due to the exercise of stock options granted to certain employees under the Company’s stock option plans, approved by its Board of Directors in the meeting held on February 19, 2018, shall have full rights and will partake in equal conditions in all

1 Free translation of the original.

benefits, including dividends and any interests on capital that may be declared by the Company.

As informed in item 5.3.1 of the minutes of the mentioned meeting, which was disclosed on that same date, such shares have the same characteristics and conditions and enjoy the same rights and advantages of other preferred shares issued by the Company.

Thus, believing to have clarified the queries made in the Official Letter, the Company shall remain available to provide any additional clarification that may be needed.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Daniela Sabbag

Investors Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 21, 2018	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.